May 27, 2025

Yingzhi (Lisa) Tang
Co-Chief Executive Officer and Chief Financial Officer
Boqii Holding Ltd
Building 9, No. 388, Shengrong Road, Pudong
New District, Shanghai 201210, People   s Republic of China

       Re: Boqii Holding Ltd
           Amendment No. 1 to Registration Statement on Form F-1
           Filed May 9, 2025
           File No. 333-286239
Dear Yingzhi (Lisa) Tang:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 25, 2025 letter.

Amendment No. 1 to Registration Statement on Form F-1 Filed May 9, 2025 Prospectus Summary, page 19

1. We note your amended disclosure in response to prior comment 7. Please revise to disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business. May 27, 2025
Page 2

       Please contact Cara Wirth at 202-551-7127 or Dietrich King at 202-551-8071 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Ben Smolij